UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2020
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 12, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Reports 2020 Third Quarter Results

•Quarterly revenue increased 10% to $323.0 million
•Quarterly IPG Net Earnings increased 113% to $26.7 million
•Quarterly IPG Adjusted Net Earnings(1) increased 80% to $31.5 million
•Quarterly adjusted EBITDA(1) increased 40% to $64.5 million
•Quarterly cash flows from operating activities increased 40% to $67.5 million
•Quarterly free cash flows(1) increased 52% to $59.2 million

MONTREAL, QUEBEC and SARASOTA, FLORIDA - November 12, 2020 - Intertape Polymer Group Inc. (TSX:ITP) ("IPG" or the "Company") today released results for its third quarter ended September 30, 2020. All amounts in this press release are denominated in US dollars ("USD") unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, refer to the Company's management's discussion and analysis ("MD&A") and unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and nine months ended September 30, 2020.

“The pandemic has impacted businesses differently depending on the markets they serve. What is becoming clear to us, is the structural change underway in e-commerce. Increased demand in e-commerce and building & construction as well as a return to positive performance in most of our other end markets drove increased growth in both our top and bottom line results and our ability to generate cash flows,” said Greg Yull, President and CEO of IPG. “These results were underpinned by strong plant performance, effective management of the spread between selling prices and raw materials costs and proactive cost reductions in the face of the pandemic. With the increased cash flows, we continued to prioritize debt repayment in the quarter which reduced our total leverage ratio by more than 0.6 of a turn to approximately 2.7 times. As part of our disciplined approach to capital allocation, we have increased our dividend by 6.8% to $0.63 cents per share on an annualized basis, which demonstrates our confidence in the cash generation of the business. Moving into the fourth quarter, we continue to experience consistent demand with a strong order book as we enter the peak season for e-commerce retail.”

Third Quarter 2020 Highlights (as compared to third quarter 2019):

•Revenue increased 10.0% to $323.0 million primarily due to increased demand in products with significant e-commerce end market exposure including water-activated tape and protective packaging.
•Gross margin increased to 26.0% from 21.8% primarily due to effective management of the spread between selling prices and combined raw material and freight costs, and favorable plant performance from both increased production to meet demand and continued cost savings initiatives implemented in the prior quarter.
•Net earnings attributable to the Company shareholders ("IPG Net Earnings") increased $14.2 million to $26.7 million ($0.45 basic and diluted earnings per share) primarily due to an increase in gross profit, partially offset by an increase in selling, general and administrative expenses ("SG&A") due to an increase in the fair value of cash-settled share-based compensation and an increase in income tax expense mainly driven by improved profitability in 2020.
•Adjusted net earnings increased $14.0 million to $31.5 million ($0.53 basic and diluted adjusted earnings per share)(1) primarily due to an increase in gross profit, partially offset by an increase in income tax expense mainly driven by improved profitability in 2020.
•Adjusted EBITDA increased 40.1% to $64.5 million primarily due to an increase in gross profit.
•Cash flows from operating activities increased $19.2 million to $67.5 million primarily due to an increase in gross profit.

•Free cash flows increased by $20.2 million to $59.2 million primarily due to an increase in cash flows from operating activities.

(1)Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

Other Highlights:
Dividend Declaration

On November 11, 2020 the Board of Directors amended the Company's quarterly policy to increase the annualized dividend by 6.8% from $0.59 to $0.63 per common share. The Board's decision to increase the dividend was based on the Company's strong financial position and positive outlook. Accordingly, on November 11, 2020, the Company declared a quarterly cash dividend of $0.1575 per common share payable on December 31, 2020 to shareholders of record at the close of business on December 16, 2020. These dividends will be designated by the Company as "eligible dividends" as defined in Subsection 89(1) of the Income Tax Act (Canada).

Sustainability

The Company continues to embrace sustainability as a key strategy of doing business to drive operational excellence. During the third quarter of 2020, the Company achieved Cradle to Cradle Certified™ Bronze status for NovaShield(R) Structure Membrane, as well as Cradle to Cradle Certified™ Silver status for Exlfilmplus(R) Shrink Film. The Cradle to Cradle Certified™ Product Standard is a globally recognized measure of safer, more sustainable products. The Company's other sustainability achievements are highlighted in its 2019 Annual Sustainability Report.

Read the full report at www.itape.com/sustainability.

COVID-19
The Company has implemented measures to prioritize the health and safety of its employees while protecting its assets, customers, suppliers and shareholders. The following represent highlights of its efforts to this point:
•The Company's facilities are open and operating, having qualified as essential under the applicable government orders and guidelines. Alternative capacity exists across all major product lines that would enable the continuation of operations if certain facilities were required to close; however, in most cases, this alternative capacity would produce less than current run rates. Management has adjusted, and will continue to adjust, production plans to align with changes in demand in order to manage working capital and associated cost levels. Management has successfully mitigated minor supply chain challenges experienced to date and continues to work closely with suppliers as supply chain risk mitigation plans are refined.
•Management has put measures in place to enable employees to work safely according to the United States Centers for Disease Control and Prevention guidelines and other applicable social distancing guidelines, including requiring employees to wear protective face coverings provided by the Company while in our manufacturing facilities and to complete health interviews prior to entry on a regular basis. The Company has significantly increased the frequency of cleaning and sanitizing equipment and facilities in the context of COVID-19 and the Company continues to support remote work arrangements for approximately 20% of its workforce in North America. The remote work arrangements have not had any significant effect on the Company's ability to conduct its day-to-day operations.
•Employee health coverage has been enhanced to include the cost of COVID-19 testing and treatment at no additional cost to employees, and the higher risk workforce or those experiencing illness of any kind are strongly encouraged to stay at home or shelter in place. As a result of these and other factors, we believe the current absentee rate at facilities in North America is at a manageable level and has not resulted in any material level of production disruption.
•The Company has been effectively managing working capital, including inventory management and cost savings initiatives, and planned reductions in capital expenditures as a precautionary measure. In the third quarter of 2020, the Company generated cash flows from operating activities of $67.5 million and free cash flows (a non-GAAP financial measure defined and reconciled later in this document) of $59.2 million. Cash and loan availability was $372.2 million at the conclusion of the third quarter. Loan covenants were well within their limits with the consolidated secured net leverage ratio at 1.43, compared to the covenant maximum of 3.70, and the consolidated interest coverage ratio at 6.53, compared to the covenant minimum of 2.75 as of September 30, 2020. Loan availability was $359.1 million as of September 30, 2020 which does not include the incremental accordion feature of $200.0 million available on the Company's credit facility (subject to the credit agreement's terms and lender approval). Additionally, the 2018 Credit Facility (defined later in this document) has over three years remaining until maturity and the Senior Unsecured Notes (defined later in this document) have over six years remaining until maturity. See "Liquidity and Borrowings" below for more information.

Outlook
The Company's expectations for the fourth quarter are as follows:

•Revenue in the fourth quarter of 2020 is expected to grow by 10% or more compared to the same period in 2019, excluding any significant unforeseen fluctuations in raw material prices which can have a direct impact on selling prices. Adjusted EBITDA for the fourth quarter of 2020 is expected to be between $58 and $63 million.

•The Company expects capital expenditures to be between $45 and $50 million for fiscal year 2020, up from between $30 and $40 million previously estimated for the year, as a result of the Company accelerating investments in production capacity related to e-commerce products in order to address future increased demand beyond 2020.

•Free cash flows(1) for the fourth quarter of 2020 are expected to be between $35 and $45 million, which is in line with the corresponding period last year prior to the increase in capital expenditures discussed above.

•The Company expects a 20% to 25% effective tax rate for 2020, consistent with the updated range contained in the Company's second quarter MD&A. This range excludes the potential impact of further changes in the mix of earnings between jurisdictions. Cash taxes paid in 2020 are still expected to approximate income tax expense which reflects the decreased availability of tax attributes in the form of tax credits and loss carryforwards.
Conference Call

A conference call to discuss the Company's 2020 third quarter results will be held Thursday, November 12, 2020, at 10 A.M. Eastern Time.

Participants may join by telephone or computer as follows:

Telephone: Please dial 877-291-4570 (USA & Canada) and 647-788-4919 (International). PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE ACCOMPANYING PRESENTATION:

https://www.itape.com/investor%20relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 5678920. The recording will be available from November 12, 2020 at 1:00 P.M. until September 12, 2020 at 11:59 P.M. Eastern Time.

Computer: PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE WEBCAST:

https://onlinexperiences.com/Launch/QReg/ShowUUID=30599A5C-FA43-4A1A-86A8-D3542F56B9DC

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,500 employees with operations in 31 locations, including 22 manufacturing facilities in North America, four in Asia and one in Europe.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the COVID-19 pandemic (including the related structural changes underway in some of the Company's key end markets, the operations of the Company's facilities, the Company’s priorities as it moves through the pandemic, the uncertainty for the duration of the pandemic and of the impacts resulting from the pandemic, the exposure of the Company’s business to the pandemic, and the Company's alternative capacity and production plan adjustments); the Company's future dividend payments; fourth quarter demand; and the Company's outlook (including its expected fourth quarter revenue growth, its expected 2020 capital expenditures, its expected fourth quarter free cash flows, and its expected 2020 effective tax rate),may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company's industry, the Company's customers' industries and the general economy, including as a result of the impact of COVID-19; the anticipated benefits from the Company's greenfield projects and manufacturing facility expansions; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company's acquisitions and partnerships; the anticipated benefits from the Company's capital expenditures; the quality and market reception of the Company's products; the Company's anticipated business strategies; risks and costs inherent in litigation; legal and regulatory developments, including as related to COVID-19; the Company's ability to maintain and improve quality and customer service; anticipated trends in the Company's business; anticipated cash flows from the Company's operations; availability of funds under the Company's 2018 Credit Facility; the Company's flexibility to allocate capital as a result of the Senior Unsecured Notes offering; and the Company's ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2019 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and MD&A are available on the Company's website at www.itape.com in the Investor Relations section or under the Company's profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended September 30,
(In thousands of USD, except per share amounts)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Revenue	323,027	293,598	868,949	867,030
Cost of sales	238,917	229,535	668,645	680,477
Gross profit	84,110	64,063	200,304	186,553
Selling, general and administrative expenses	38,621	35,025	104,062	104,141
Research expenses	2,554	3,326	8,433	9,518
	41,175	38,351	112,495	113,659
Operating profit before manufacturing facility closures, restructuring and other related charges	42,935	25,712	87,809	72,894
Manufacturing facility closures, restructuring and other related charges	466	1,614	4,328	5,793
Operating profit	42,469	24,098	83,481	67,101
Finance costs
Interest	7,368	7,764	22,679	24,022
Other finance expense (income), net	1,296	(459)	(9,426)	(316)
	8,664	7,305	13,253	23,706
Earnings before income tax expense	33,805	16,793	70,228	43,395
Income tax expense (benefit)
Current	9,373	6,584	15,724	13,736
Deferred	(2,741)	(2,332)	(1,564)	125
	6,632	4,252	14,160	13,861
Net earnings	27,173	12,541	56,068	29,534
Net earnings (loss) attributable to:
Company shareholders	26,726	12,528	55,581	29,584
Non-controlling interests	447	13	487	(50)
	27,173	12,541	56,068	29,534
Earnings per share attributable to Company shareholders
Basic	0.45	0.21	0.94	0.50
Diluted	0.45	0.21	0.94	0.50

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended September 30,
(In thousands of USD)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	27,173	12,541	56,068	29,534
Adjustments to net earnings
Depreciation and amortization	16,153	15,697	47,594	45,238
Income tax expense	6,632	4,252	14,160	13,861
Interest expense	7,368	7,764	22,679	24,022
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	—	526	586	2,535
Share-based compensation expense	4,707	456	4,475	2,042
Loss (gain) on foreign exchange	746	34	(162)	(608)
Pension and other post-retirement expense related to defined benefit plans	518	530	1,497	1,571
Contingent consideration liability fair value adjustments	—	—	(11,005)	—
Other adjustments for non-cash items	303	1,009	1,935	1,597
Income taxes paid, net	(3,000)	(3,417)	(10,518)	(7,390)
Contributions to defined benefit plans	(523)	(238)	(1,259)	(985)
Cash flows from operating activities before changes in working capital items	60,077	39,154	126,050	111,417
Changes in working capital items
Trade receivables	(20,597)	(2,806)	(23,404)	(17,296)
Inventories	7,279	232	(3,088)	(10,247)
Other current assets	2,528	(1,364)	(23)	2,308
Accounts payable and accrued liabilities and share-based compensation liabilities, current	18,783	13,314	(10,424)	(23,775)
Provisions	(547)	(180)	1,872	(675)
	7,446	9,196	(35,067)	(49,685)
Cash flows from operating activities	67,523	48,350	90,983	61,732
INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired	—	—	(35,704)	—
Purchases of property, plant and equipment	(8,337)	(9,343)	(21,038)	(38,587)
Other investing activities	(618)	(659)	(578)	(512)
Cash flows from investing activities	(8,955)	(10,002)	(57,320)	(39,099)
FINANCING ACTIVITIES
Proceeds from borrowings	48,423	35,531	237,957	150,300
Repayment of borrowings	(97,741)	(59,644)	(221,440)	(133,969)
Interest paid	(2,894)	(3,605)	(17,866)	(20,864)
Proceeds from exercise of stock options	—	—	—	2,015
Dividends paid	(8,574)	(8,709)	(26,032)	(25,250)
Other financing activities	—	(54)	—	(160)
Cash flows from financing activities	(60,786)	(36,481)	(27,381)	(27,928)
Net (decrease) increase in cash	(2,218)	1,867	6,282	(5,295)
Effect of foreign exchange differences on cash	957	(1,264)	(208)	(157)
Cash, beginning of period	14,382	12,596	7,047	18,651
Cash, end of period	13,121	13,199	13,121	13,199

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of USD)

	September 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	13,121	7,047
Trade receivables	158,775	133,176
Inventories	190,843	184,937
Other current assets	20,962	22,287
	383,701	347,447
Property, plant and equipment	399,295	415,311
Goodwill	132,073	107,677
Intangible assets	126,469	115,049
Deferred tax assets	28,454	29,738
Other assets	11,224	10,518
Total assets	1,081,216	1,025,740
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	147,004	145,051
Share-based compensation liabilities, current	8,916	4,948
Provisions, current	3,712	1,766
Borrowings and lease liabilities, current	25,577	26,319
	185,209	178,084
Borrowings and lease liabilities, non-current	502,922	482,491
Pension, post-retirement and other long-term employee benefits	19,099	17,018
Share-based compensation liabilities, non-current	4,031	4,247
Non-controlling interest put options	13,175	13,634
Deferred tax liabilities	41,493	46,669
Provisions, non-current	2,979	3,069
Other liabilities	16,544	8,300
Total liabilities	785,452	753,512
EQUITY
Capital stock	354,559	354,559
Contributed surplus	19,108	16,782
Deficit	(59,659)	(87,899)
Accumulated other comprehensive loss	(30,056)	(22,702)
Total equity attributable to Company shareholders	283,952	260,740
Non-controlling interests	11,812	11,488
Total equity	295,764	272,228
Total liabilities and equity	1,081,216	1,025,740

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, and free cash flows. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of USD, except per share amounts and share numbers)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
IPG Net Earnings	26.7	12.5	55.6	29.6
Manufacturing facility closures, restructuring and other related charges	0.5	1.6	4.3	5.8
M&A Costs	0.5	3.9	3.1	7.9
Share-based compensation expense	4.7	0.5	4.5	2.0
Impairment of long-lived assets and other assets	0.2	0.1	0.3	0.2
(Gain) loss on disposal of property, plant and equipment	(0.0)	0.1	0.2	0.2
Other item: special income tax events(1)	—	—	—	2.3
Other item: change in fair value of contingent consideration liability(2)	—	—	(11.0)	—
Income tax effect of these items	(1.1)	(1.3)	0.4	(3.8)
Adjusted net earnings	31.5	17.4	57.4	44.3

IPG Net Earnings per share
Basic	0.45	0.21	0.94	0.50
Diluted	0.45	0.21	0.94	0.50

Adjusted earnings per share
Basic	0.53	0.30	0.97	0.75
Diluted	0.53	0.30	0.97	0.75

Weighted average number of common shares outstanding
Basic	59,009,685	58,877,185	59,009,685	58,764,165
Diluted	59,745,118	59,058,758	59,444,092	58,954,685

1)    Refers to the Proposed Tax Assessment recorded in the second quarter of 2019.
(2)    Refers to the fair value adjustment recorded in the second quarter of 2020 related to the potential earn-out consideration obligation associated with the Nortech Acquisition.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of USD)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Net earnings	27.2	12.5	56.1	29.5
Interest and other finance costs	8.7	7.3	13.3	23.7
Income tax expense	6.6	4.3	14.2	13.9
Depreciation and amortization	16.2	15.7	47.6	45.2
EBITDA	58.6	39.8	131.1	112.3
Manufacturing facility closures, restructuring and other related charges	0.5	1.6	4.3	5.8
M&A Costs	0.5	3.9	3.1	7.9
Share-based compensation expense	4.7	0.5	4.5	2.0
Impairment of long-lived assets and other assets	0.2	0.1	0.3	0.2
(Gain) loss on disposal of property, plant and equipment	(0.0)	0.1	0.2	0.2
Adjusted EBITDA	64.5	46.0	143.5	128.5

Free Cash Flows

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.
The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's financial statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company experiences normal business seasonality that typically results in cash flows from operating activities and free cash flows that are negative in the first quarter and progressively increase each quarter throughout the year with the majority being generated in the fourth quarter in line with required working capital investments.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of USD)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Cash flows from operating activities	67.5	48.4	91.0	61.7
Less purchases of property, plant and equipment	(8.3)	(9.3)	(21.0)	(38.6)
Free cash flows	59.2	39.0	69.9	23.1